EXHIBIT 99.1

Brookfield Renewable Closes TerraForm Power Transaction

2,600 MW Diversified Renewable Power Portfolio to Deliver Immediate Value to Brookfield Renewable Shareholders

All amounts in U.S. dollars unless otherwise stated

Investment Highlights:

  Acquisition will add 2,600 MW of solar and wind
  Expected to contribute approximately $40 million of FFO annually to Brookfield Renewable, delivering immediate value to our shareholders
  15-year utility grade PPAs supporting revenues
  Post funding, Brookfield Renewable will have over $1.5 billion of liquidity

BROOKFIELD, News, Oct. 16, 2017 (GLOBE NEWSWIRE) -- Brookfield Renewable Partners L.P. (TSX:BEP.UN) (NYSE:BEP) (“Brookfield Renewable”) today announced that, together with its institutional partners, it has closed the previously-announced acquisition of a 51% interest in TerraForm Power (NASDAQ:TERP) (“TERP”), a large scale, diversified portfolio of solar and wind assets located predominantly in the U.S., for a total commitment of $656 million.

Brookfield Renewable’s total commitment is $203 million, giving it an approximate 16% interest in TERP, funded through available liquidity. The transaction is immediately accretive to Brookfield Renewable shareholders, with TERP’s stable revenue streams expected to contribute 6% accretion to Brookfield Renewable FFO on a run-rate basis.

TERP represents Brookfield Renewable’s first meaningful investment into solar and distributed generation and provides a platform for further growth in these sectors.

“We are excited to complete the acquisition of this premier portfolio of solar and wind assets,” said Sachin Shah, CEO of Brookfield Renewable. “The TerraForm Power acquisition is an attractive entry-point for us into the quickly-expanding solar and distributed generation sectors, and its high quality revenue streams will deliver immediate accretion to our shareholders.”

The investment is expected to contribute approximately $40 million to Brookfield Renewable’s annual FFO. TERP’s cash flows are underpinned by long-term contracts with creditworthy off-takers and an average remaining PPA term of 15 years. The high quality assets in the portfolio have a long useful life remaining, consisting of recently constructed projects that have been operating for an average of four years.

TERP will remain a Nasdaq-listed public company under the new sponsorship of Brookfield Asset Management, and will be Brookfield’s primarily vehicle for acquisitions of operating solar and wind assets in North America and Western Europe.

Brookfield Renewable also continues to progress the related previously-announced acquisition of TerraForm Global (NASDAQ:GLBL).

Brookfield Renewable Partners

Brookfield Renewable Partners operates one of the world’s largest publicly traded, pure-play renewable power platforms. Our portfolio consists of hydroelectric, wind, solar and storage facilities in North America, Colombia, Brazil, and Europe and totals over 13,500 megawatts of installed capacity. Brookfield Renewable is listed on the New York and Toronto stock exchanges.

Brookfield Renewable is the flagship listed renewable power company of Brookfield Asset Management, a leading global alternative asset manager with more than US$250 billion of assets under management.

For more information, please contact:

Media:
Claire Holland
(416) 369-8236
claire.holland@brookfield.com

Investors:
Divya Biyani
(416) 369-2616
divya.biyani@brookfieldrenewable.com

Cautionary Statement Regarding Forward-looking Statements

This news release contains forward-looking statements and information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words “will”, “grow”, “expect”, “progress”, “accrete”, “expand” and derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify the above mentioned and other forward-looking statements. Forward-looking statements in this news release include statements regarding the quality of Brookfield Renewable’s and TerraForm Power’s businesses, the expectation for future growth of cash flows and Funds From Operations (“FFO”), the availability of liquidity and the growth prospects of certain segments of the renewable power market. Although Brookfield Renewable believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, you should not place undue reliance on them, or any other forward-looking statements or information in this news release. The future performance and prospects of Brookfield Renewable are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of Brookfield Renewable to differ materially from those contemplated or implied by the statements in this news release include weather conditions and other factors which may impact generation levels at our facilities; economic conditions in the jurisdictions in which we operate; our ability to sell products and services under contract or into merchant energy markets; our lack of control over all of our operations and subsidiaries; our lack of access to all renewable power acquisitions that Brookfield Asset Management Inc. identifies; changes to government regulations, including incentives for renewable energy; our ability to grow within our current markets or expand into new markets; our ability to complete development and capital projects on time and on budget; our inability to finance our operations or fund future acquisitions due to the status of the capital markets; the ability to effectively source, complete and, if applicable, integrate new acquisitions and to realize the benefits of such acquisitions including the acquisition of TerraForm Power; health, safety, security or environmental incidents; regulatory risks relating to the power markets in which we operate, including relating to the regulation of our assets, licensing and litigation; risks relating to our internal control environment; contract counterparties not fulfilling their obligations; and other risks associated with the construction, development and operation of power generating facilities.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. The forward-looking statements represent our views as of the date of this news release and should not be relied upon as representing our views as of any subsequent date. While we anticipate that subsequent events and developments may cause our views to change, we disclaim any obligation to update the forward-looking statements, other than as required by applicable law. For further information on these known and unknown risks, please see “Risk Factors” included in our Form 20-F.

Cautionary Statement Regarding Use of Non-IFRS Measures

This news release contains references to Funds From Operations (“FFO”), which is not a generally accepted accounting measure under IFRS and therefore may differ from the definition of Funds From Operations used by other entities. We believe that this is a useful supplemental measure that may assist investors in assessing the financial performance and the cash anticipated to be generated by our operating portfolio. Funds From Operations should not be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our financial statements prepared in accordance with IFRS.

References to Brookfield Renewable are to Brookfield Renewable Partners L.P. together with its subsidiary and operating entities unless the context reflects otherwise.